UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2025

Commission File Number: 1-7274

Bell Canada

(Translation of registrant’s name into English)

1, carrefour Alexander-Graham-Bell,

Verdun, Québec

Canada H3E 3B3

(514) 870-8777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Notwithstanding any reference to Bell Canada’s or BCE Inc.’s Web site on the World Wide Web in the document attached hereto, the information contained in Bell Canada’s or BCE Inc.’s site or any other site on the World Wide Web referred to in Bell Canada’s or BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada

Date: June 10, 2025	By:	/s/ Melanie Schweizer
Name: Melanie Schweizer
Title: Senior Vice-President, Corporate Services and Corporate Secretary

EXHIBIT INDEX

Exhibit

99.1	Press Release